March 24, 2009

Mr. Evgeniy Kozlov
Director
Millington Solutions LLC
Suite 401, 302 Regent Street,
London W1R 6HH

Dear Mr. Kozlov,

In response to your letter dated March 23, 2009, please be advised that the management of Sunrise Energy Resources, Inc. is exploring all possible ways to raise funding to service interest and principal repayments under the convertible debenture notes CD-1001, CD-1009, CD-1011 and CD-1013. However, under the current market conditions we do not envisage that we would be able to raise $1,211,621 or any similar funds by March 30, 2009. In addition, due to the downturn in hydrocarbons pricing as well as the continued weakness of the Ukrainian Hryvna against US dollar, we are unlikely to be able to monetize our assets within such a short timeframe.

Accordingly, we would like propose to discuss the possibility of transferring some of our assets to you in order to satisfy note CD-1001 and other notes. We would be interested to discuss your proposals after you have had a chance to review our filings with the Securities and Exchange Commission and familiarize yourself with our assets. Please do not hesitate to contact us if you require any other information.

Sincerely,

/s/Konstantin Tsiryulnikov
Konstantin Tsiryulnikov
Chief Executive Officer